November 29, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn.: Larry Spirgel, Assistant Director
100 F Street, NE
Washington D.C. 20549

Re:     Infinera Corporation
Form 10-K for the fiscal year ended December 29, 2012
Filed March 5, 2013
Form 10-Q for the quarter ended September 28, 2013
Filed November 1, 2013
File No. 001-33486

Dear Mr. Spirgel:

In response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission’s (the “Commission”) letter dated November 15, 2013, we have reviewed the comments and questions related to the above-listed filings (the “Filings”) of Infinera Corporation (the “Company” or “we”). Our responses to the comments are provided below. For reference purposes, the text of each of the Staff’s comments has been reproduced herein, followed by the Company’s response.

The Company acknowledges that, as described in the responses below, we will address the Staff’s comments in our future filings with the Commission, as applicable.

Form 10-K for the Fiscal Year Ended December 29, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Liquidity, page 44

1. Given your material international operations, please enhance your disclosure to address the following:

•	Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of next balance sheet date; and

•
Discuss the fact that if the foreign cash and cash equivalents are needed for your commitments in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response: As of December 29, 2012, the Company had $104.7 million of cash and cash equivalents on our balance sheet, including $10.0 million of cash and cash equivalents held outside the U.S. by our foreign subsidiaries.  In addition, the Company had $76.1 million of short-term investments in the U.S. as of December 29, 2012. Based on the level of short-term cash resources available in the U.S., as well as the availability of borrowing capacity, we have not considered the cash held in foreign locations to be of significance for our discussions of liquidity. However, we will provide more clarity regarding the availability of our cash balances in future filings, beginning with our Form 10-K for the fiscal year 2013.

Securities and Exchange Commission
Re: Infinera Corporation
November 29, 2013

The following disclosure, related to balances as of September 28, 2013, is similar to the disclosure that we intend to provide in the future:

“As of September 28, 2013, we had $289.4 million of cash, cash equivalents, and short-term investments, including $13.0 million of cash and cash equivalents held by our foreign subsidiaries. Our cash in foreign locations is used for operational and investing activities in those locations, and we do not currently have the need or the intent to repatriate those funds to the U.S.  Our policy with respect to undistributed foreign subsidiaries’ earnings is to consider those earnings to be indefinitely reinvested.  If we were to repatriate these funds, we would be required to accrue and pay U.S. taxes on such amounts, however, due to our significant net operating loss carryforward position for both federal and state tax purposes, as well as the full valuation allowance provided against our U.S. and state net deferred tax assets, we would currently be able to offset any such tax obligations in their entirety. However, foreign withholding taxes may be applicable.”

Item 8. Financial Statements and Supplementary Data, page 55

Note 15. Segment Information, page 95

2. In light of your increasing international operations and your product and service revenue mix, please tell us whether the CODM evaluates discrete financial performance measures, such as gross margin, concerning international versus domestic or product versus service revenues.

Response: The Company is organized on a functional basis, selling integrated network solutions across all geographies. The Company operates a single, global sales and services organization and manages our research and development resources on a company-wide basis. Our Chief Operating Decision Maker (CODM) is our chief executive officer who makes operating decisions, allocates resources and evaluates performance for the Company on a consolidated basis. On a monthly basis, our CODM reviews a reporting package that contains information about the Company’s operating performance on a consolidated basis. The reporting package does not contain, and our CODM does not review, a measure of profit or loss for operations on a geographical or product line basis.

The Company has reported product and services revenue with separate presentations on our income statement as required by S-X 210.5-03b and has discussed gross margins on these elements as part of our quarterly earnings conference calls.  However, the Company’s services are performed exclusively in support of our product sales and are purchased on a combined basis by our customers.

As a result of the above, we have concluded that the Company operates as a single operating segment and our CODM reviews consolidated financial information on this basis. We will continue to assess our operating segment conclusions, and consider changes, if any, to our operations and the manner in which the CODM allocates resources and assesses performance.

Form 10-Q for the Quarterly Period Ended September 28, 2013

Note 9. Convertible Senior Notes, page 14

3. We note that the Company may have to repurchase the Notes upon a fundamental change as defined in the Indenture. Please tell us whether and how you evaluated this embedded redemption option, including the “make-whole fundamental change” feature, pursuant to ASC 815. In your analysis, if necessary, tell us how you determined whether the embedded features are considered clearly and closely related to the Notes.

Response: As detailed in the Indenture, dated as of May 30, 2013, between the Company and U.S. Bank National Association, filed with the SEC on May 30, 2013 (the “Indenture”), the Notes include the following two features: (1) a holder’s contingent redemption (put) option upon a “fundamental change” and (2) a conversion rate adjustment if holder elects to convert upon a “make-whole fundamental change.” While both features are contingent upon the occurrence of certain events falling under the general definition of “fundamental change,” the first represents a redemption feature while the latter represents

Securities and Exchange Commission
Re: Infinera Corporation
November 29, 2013

a conversion feature. The following is a summary of our evaluation of whether these embedded features are considered clearly and closely related to the Notes in accordance with ASC 815:

Holder contingent redemption (put) option upon Fundamental Change:

If the Company undergoes a “fundamental change” (as defined in the Indenture), holders may require the Company to repurchase for cash all or any portion of their Notes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding the fundamental change repurchase date. In accordance with ASC 815-15-25-1, it is necessary to separate an embedded derivative from a debt contract and account for it separately as a derivative, if it meets three criteria, one being that the embedded derivative is not clearly and closely related to the economic characteristics and risks of the debt contract. Based on our accounting analysis under ASC 815-15-25-42 and ASC 815-15-25-26, we determined that the holder’s redemption (put) option in the event of a fundamental change is considered clearly and closely related to the debt host and therefore should not be separately accounted for as a derivative. This conclusion was based on the following: (1) the amount to be paid to holders upon a change of control is not based upon changes in an index or an underlying other than interest rates or credit risk, but instead are based upon a fixed amount and (2) the debt was not issued at a substantial discount or premium as the Notes were issued at 100% of par and have no redemption premium. Furthermore, we determined that the guidance under ASC 815-15-25-26 was not applicable as the redemption option is based on both interest and the occurrence or non-occurrence of an event or fundamental change. As such, the settlement feature is considered dual indexed and not based only on an interest rate-related underlying.

Conversion rate adjustment if holder elects to convert upon a Fundamental Change:

Upon determining that there were no other embedded redemption features that required bifurcation under ASC 815-15, we then evaluated the conversion option under ASC 815-15-25-1, and concluded that the conversion feature meets all criteria for accounting as a potential embedded derivative per ASC-815-15-25-1.

We then considered the guidance under ASC 815-10-15-74 which provides a scope exclusion for a contract to not be considered a derivative instrument if it is indexed to the Company’s own stock and meets the stockholders’ equity classification requirement.

As part of the assessment of whether the conversion option is indexed to the Company’s stock, we considered ASC 815-40-15-7C-D which states that “an instrument (or embedded feature) shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following:

a.	The fair value of a fixed number of the entity’s equity shares

b.	A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.”

Although our Notes have an initial conversion price of approximately $12.58 per share of common stock, the conversion rate is subject to adjustment in certain circumstances. Therefore, in determining if the only variables that could affect the settlement amount are inputs to the fair value of a fixed-for-fixed forward or option on equity shares, we assessed the conversion provisions upon a “make-whole fundamental change” as follows:

Upon the occurrence of a “make-whole fundamental change” (as defined in the Indenture), the Company will, in certain circumstances, increase the conversion rate by a number of additional shares for a holder that elects to convert its Notes in connection with such make-whole fundamental change as specified in section 13.03 of the Indenture. At our option, we will satisfy the related conversion obligation by physical settlement, cash settlement or combination thereof in accordance with Section 13.02 of the Indenture unless the consideration for our common stock in any fundamental change is comprised entirely of cash, in which case the conversion will be paid in cash. The make-whole table of adjustment was designed such that the aggregate fair value of the shares deliverable would be expected to compensate the holders of the Notes for the lost-time value of the conversion feature of the Notes due to such make-whole fundamental change.

Securities and Exchange Commission
Re: Infinera Corporation
November 29, 2013

As such, this adjustment is consistent with the provisions of Example 19 (Variability Involving Contingently Convertible Debt with a Market Price Trigger, Parity Provision and Merger Provision) in ASC 815-40-55-46. This example, which provisions mirror the fundamental change adjustment provisions included in our Notes, concludes that these provisions do not preclude the instrument from being considered indexed to the company’s own stock as the number of make-whole shares is determined based on a table with axes of stock price and time which both are inputs in a fair value measurement of a fixed-for-fixed option on equity shares.

Furthermore, there is a share cap provision in our Notes stating that in no event will the conversion rate, as increased by the number of make-whole shares, exceed 109.2896 shares of common stock per $1,000 principal amount of Notes. This adjustment is consistent with the provisions of Example 16 (Variability Involving Cap on Shares Issued) in ASC 815-40-55-41. Because the number of shares to be issued to the counterparty varies based on the entity’s stock price on the settlement date, the only variable that can affect the settlement amount is the Company’s stock price, which is an input to the fair value of a fixed-for-fixed option on equity shares. We have therefore concluded that the maximum number of shares to be issued on conversion does not preclude the conversion feature from being considered indexed to the entity’s own stock.

We then reviewed the conversion feature of our Notes to determine if it would be classified as stockholders’ equity if it were freestanding. Based on our analysis of the guidance in paragraphs ASC 815-40-25-7 through 25-35 the conversion feature of our Notes should be classified as stockholders’ equity in accordance with ASC 815-40. Given that the conversion feature is indexed to our stock and meets the classification as stockholders’ equity, the conversion option qualifies for the scope exclusion under ASC 815-10-15-74 and would not be required to be bifurcated from the debt host contract. Therefore the conversion feature does not need to be bifurcated from the debt host and separately accounted for as a derivative in accordance with ASC 815. We will continue to monitor these conditions at each reporting date to ensure equity classification remains appropriate.

Note 14. Litigation and Contingencies

Cheetah Patent Infringement Litigation, page 21

4. Please tell us and disclose the amount or range of reasonably possible losses in excess of amounts accrued or disclose that the amount cannot be estimated.

Response: In connection with ongoing settlement discussions, at the time of the filing of the Company's 10-Q for the quarter ended September 28, 2013 on November 1, 2013, the parties had agreed in principle for the payment of an insignificant sum in order to settle the Cheetah patent infringement litigation.  Consistent with these settlement discussions, the Company accrued an insignificant amount during the third quarter of 2013 which was considered the possible range of loss for this matter.  The settlement agreement was finalized in the fourth quarter of 2013. In our Form 10-K for the fiscal year 2013, we will disclose that this matter was settled for an insignificant amount.

Securities and Exchange Commission
Re: Infinera Corporation
November 29, 2013

Other Matters

In addition, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (408) 572-5200 if you should have any further questions or comments concerning this matter. The Company respectfully requests that the Staff confirm that it has no additional requests or comments on the Filings when the Staff’s review is complete.

Sincerely,
/s/ ITA M. BRENNAN
Ita M. Brennan Chief Financial Officer

cc:     Alastair Short, Esq.
Tony Jefferies, Esq., Wilson Sonsini Goodrich & Rosati
Karl Kieslich, Ernst & Young LLP